

Mail Stop 3561

January 26, 2010

<u>Via Fax & U.S. Mail</u>

Mr. H. Melville Hope
Chief Financial Officer
AFC Enterprises, Inc.
5555 Glenridge Connector, NE, Suite 300
Atlanta, Georgia 30342

> **Re: AFC Enterprises, Inc.**
> **Form 10-K for the year ended December 28, 2008**
> **File No. 000-32369**

Dear Mr. Hope:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief